Exhibit 99.1

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9

MI DEVELOPMENTS ADVISED BY ST ACQUISITION CORP.
OF ITS INTENTION TO MAKE AN OFFER FOR MID SHARES

October 4, 2010, Aurora, Ontario, Canada – MI Developments Inc. (“MID”) (TSX: MIM.A, MIM.B; NYSE: MIM) announced that it has been advised by ST Acquisition Corp. (the “Offeror”), a corporation controlled by members of the Stronach Family, that it intends to acquire any or all of the outstanding Class A Subordinate Voting Shares and Class B Shares of MID that it does not already own at a price of US$13.00 per share in cash.

The Offeror announced its proposed offer in a press release issued on October 1, 2010 which discloses that the offer will not be conditional on any minimum number of shares being tendered and that the Offeror and its affiliated and associated entities currently own an aggregate of 50,000 Class A Subordinate Voting Shares and 383,414 Class B Shares of MID, which together represent approximately 60% of the total voting power of MID’s outstanding shares.

The Board of Directors of MID will establish a special committee of independent directors to review and evaluate the proposed offer and, as required by applicable securities laws, to supervise the preparation of a formal valuation of the shares.  The Board of Directors and the Special Committee will communicate further with MID’s shareholders in due course, including if and when a take-over bid circular is mailed to MID shareholders.

For further information about this press release, please contact Dennis Mills, MID’s Vice-Chairman and Chief Executive Officer, at 905-726-7614.

About MID: MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. Additionally, MID owns Santa Anita Park, Golden Gate Fields, Gulfstream Park (including an interest in The Village at Gulfstream Park, a joint venture with Forest City Enterprises, Inc.), The Maryland Jockey Club, Portland Meadows, AmTote and XpressBet, and through some of these assets, is a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets. For further information about MID, please visit www.midevelopments.com or call 905-713-6322. At www.sedar.com and www.sec.gov you can also find MID’s filings.

Notice to Investors:  This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.  The takeover bid to which this communication relates has not yet commenced.  If the Offeror files a take-over bid / offer to purchase with Canadian securities regulators and a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission in connection with the commencement of the offer, MID will file a directors circular and a solicitation/recommendation statement on Schedule 14D-9 with respect to the take-over bid.  Shareholders of MID and other interested parties are urged to read the take-over bid circular/offer to purchase, the directors circular / solicitation/recommendation statement and other relevant documents to be filed with Canadian and U.S. securities authorities when and if they become available because they will contain important information that MID shareholders should consider before making any decision with respect to tendering their shares. Shareholders of MID will be able to obtain copies of these documents for free, when available, at www.sedar.com and at www.sec.gov.

Forward Looking Statements:  This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements may include statements regarding MID’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2009, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2009, which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.